787 Seventh Avenue
New York, NY 10019-6099
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Fax: 212 728 8111

September 2, 2014

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:                    Ms. Jessica Barberich

Re:                             Cavendish Futures Fund LLC

Registration Statement on Form 10-12G

Securities Exchange Act File No. 000-55213

Ladies and Gentlemen:

On behalf of this firm’s client, Sydling Futures Management LLC (“Sydling”), the commodity pool operator (“CPO”) and trading manager of Cavendish Futures Fund LLC (the “Registrant”), I am transmitting herewith for filing with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”), Amendment No. 1 to the Registrant’s Form 10-12G that was filed with the Commission on May 29, 2014 (the amendment filing, the “Amendment” and the initial filing, the “Initial Form 10”).  On behalf of Sydling, I am also submitting this letter in response to the Commission staff’s (the “Staff”) comment letter to the Initial Form 10 (the “Letter”), dated June 25, 2014, to Mr. Jerry Pascucci, President and Director of Sydling.  The following responses are grouped and numbered to correspond to the comment grouping and numbering of the Letter.  For your convenience, the Staff’s comments are indicated in italics, followed by Sydling’s response.

General

Comment No. 1:                             Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. At that time, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

Response:                                                                Thank you for the comment.

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

Comment No. 2:                             We refer to your statement that you are not registered under the Investment Company Act of 1940. We note, however, that you may invest in forward contracts and swap agreements. If you are relying on an exemption from registration under the Investment Company Act of 1940, please tell us. Please provide us with a detailed analysis of this exemption and how your investment strategy will support this exemption. Please note that we will refer your response to the Division of Investment Management for further review.

Response:                                                                The Registrant is not an “investment company” as defined in the Investment Company Act of 1940, as amended (the “Investment Company Act”), because it is not engaged primarily or proposing to engage primarily in the business of investing, reinvesting, owning, holding, or trading in “securities.”  Rather, the Registrant is a commodity pool, which, through its investment in Sydling WNT Master Fund LLC (the “Master Fund”), will commit substantially all of its assets to trading commodity interests. The Initial Form 10 in substance states that the objective of the Registrant is to achieve capital appreciation through speculative trading, directly or indirectly, in commodity interests generally including commodity futures and commodity option contracts on U.S. exchanges and certain foreign exchanges, and swaps (including foreign exchange forwards). Neither the Registrant nor the Master Fund is authorized, or currently intends, to trade in securities (although the Registrant and the Master Fund may hold U.S. government securities for cash management purposes).

As noted above, to meet the definition of “investment company” the Registrant would need to be in the business of transacting primarily in securities.  Futures, options on futures and swaps on commodities, the Registrant’s primary trading focus, are not included in the definition of “security” in Section 2(a)(36) of the Investment Company Act.(1)  In addition, although permitted to trade swaps and forwards, both the Registrant and the Master Fund intend to trade primarily in exchange-traded commodity interests.

All of the Master Fund’s assets are deposited in commodity brokerage accounts with UBS Securities LLC (the Master Fund’s commodity broker) and are maintained in cash or in U.S. government securities and currently segregated as customer funds.

It is well established that an investment fund that trades commodity interests will not be subject to the jurisdiction of the Commission under the Investment Company Act unless the fund is otherwise an investment company under the Investment Company Act.(2)  According to the Peavey Letter, in determining whether a futures fund (i.e., a commodity pool) is otherwise an investment company, one must look at whether or not the fund is “primarily engaged” in investing in securities so as to be an investment company under Section 3(a)(1)(A) of the Investment Company Act, or is an entity with more than 40% of its total assets (exclusive of

(1)         “Security futures” are included in the definition of “security” in the Investment Company Act.  The Registrant, however, does not intend to trade in security futures. In addition, although the Registrant is authorized to trade “swaps,” it is not authorized to trade “security-based swaps.”  We note that the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) placed “swaps” under the jurisdiction of the Commodity Futures Trading Commission (the “CFTC”), and placed “security-based swaps” under the jurisdiction of the Commission.

(2)         Peavey Commodity Futures Fund, SEC No-Action Letter (publicly-available June 2, 1983) (“Peavey Letter”).

government securities and cash items) in investment securities so as to be an investment company within Section 3(a)(1)(C) of the Investment Company Act.

In order to determine an entity’s primary engagement under the Peavey Letter, generally one would look to the nature of its assets and the sources of its income, among other factors.  The Staff in the Peavey Letter acknowledged, however, that for commodity pools “a snapshot picture of its balance sheet contrasting the value of its futures contracts … with the value of its other assets, e.g., its reserves and margin deposits, which often are in the form of United States government notes, may not reveal the primary nature of the business.”  Accordingly, in order to determine the “primary engagement” of a commodity pool, one would look to the area of business in which the entity expects its greatest gains to be realized, and in which it expects the greatest exposure to risk of losses.  The Registrant expects to primarily realize gains and be exposed to risk of loss in connection with its trading of commodity interests.  This is evident from its focus on commodity trading and its limited, if any, holdings of securities.  Accordingly, based on the Peavey analysis, the Registrant is not “primarily engaged” in investing in securities and should not be subject to registration under the Investment Company Act.  Further, pursuant to Section 4m(3) of the Commodity Exchange Act (“CEA”), as amended by the Dodd-Frank Act, a commodity pool is considered to be “engaged primarily” in the business of being a commodity pool if it is or it holds itself out to the public as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, owning, holding, or trading in commodity interests.  The Registrant meets the commodity pool criteria of CEA Section 4m(3).

Additionally, the Staff has stated that an investment by a commodity pool in another commodity pool (such as the Registrant’s investment in the Master Fund) will not be considered an investment in a “security” for Investment Company Act purposes.(3)  In such cases, the Staff stated in the MFA Letter that it “would not recommend that the [Commission] take any enforcement action under the Investment Company Act if, when assessing for purposes of Section 3(b)(1) whether or not a commodity pool is primarily engaged in the business of trading or investing in commodity interests, the commodity pool ‘looks through’ the second-tier pools in which it has invested and treats the business activities of each second-tier pool as having been engaged in directly by the commodity pool itself, provided that (1) the commodity pool is operated by a CPO registered as such under the CEA, and (2) each second-tier pool (i) is operated by a CPO registered as such under the CEA, and (ii) is not an investment company, and is not excluded from regulation under the Investment Company Act by Section 3(c)(1) thereof.”(4)  Each of the Registrant and the Master Fund is operated by Sydling, which is registered with the CFTC as a CPO and is a member of the National Futures Association (the “NFA”) in such capacity.  As such, it is appropriate to “look through” to the activities of the Master Fund when determining the primary engagement of the Registrant.

(3)         Managed Futures Association, SEC No-Action Letter (pub. avail. July 15, 1996) (the “MFA Letter”).

(4)         See also, Commodity Futures Trading Commission v. Equity Financial Group LLC et. al., 572 F.3d 150 (July 13, 2009), holding, among other things, that a feeder fund in a master-feeder structure is a commodity pool where the master fund invests in commodity futures transactions.

Comment No. 3:                             Please amend your filing to provide updated financial statements and financial information as of and for the interim period ended March 31, 2014. Refer to Rule 3-12 of Regulation S-X.

Response:                                                                The Amendment contains financial disclosure that has been updated through March 31, 2014 and the financial statements for the three months ended March 31, 2014 have been included as an exhibit to the Amendment.

Item 1. Business, page 1

Comment No. 4:                             On page 3 you disclose that Sydling may delegate trading discretion to one or more trading advisors. Considering the Master Fund was organized for the Advisor, please elaborate on the discretion referenced on page 3.

Response:                                                                Sydling has retained the discretion to replace Winton Capital Management Ltd. (the “Advisor”) and/or allocate a portion of the Registrant’s assets to one or more additional advisors in the future, which may be traded either directly or through master funds established for that purpose.  Absent unusual circumstances, Sydling does not intend to replace the Advisor or add additional advisors.  Were Sydling to do so, however, or were the Advisor to resign or be terminated in accordance with the Trading Advisory Agreements among the parties, or otherwise cease to be the advisor to the Registrant and the Master Fund, investors would be advised of the change and permitted to redeem their investment in accordance with the Registrant’s usual redemption process (i.e., investors have the ability to redeem at the end of any month).  Furthermore, were the Advisor to cease being the advisor, the Trading Advisory Agreement requires the Master Fund to change its name to remove the reference to “WNT.”  The Registrant and the Master Fund may also change their names if additional advisors are added.

Conflicts of Interest, page 5

Comment No. 5:                             Please clarify whether the Advisor could cause you and other managed funds to be opposite parties to the same trade. If so, discuss the conflict presented by such trades.

Response:                                                                The nature of exchange-traded futures trading generally would not permit the Advisor to cause two of its clients to be on the opposite sides of the same trade.  Futures trading is done on exchanges on an agency basis where counterparties are generally unknown to each other.  The Advisor must place orders through a futures commission merchant or introducing broker, which is approved to access the exchange and is regulated by the CFTC, the NFA and the exchange.  Furthermore, both CFTC and exchange rules generally prohibit cross trades, except in limited circumstances in accordance with the rules of the exchange.  For example, open outcry exchanges may allow floor brokers to directly cross buy and sell orders for different beneficial owners after openly bidding and offering each price and quantity a specified number of times in a transparent manner.  Similar rules have been adopted for electronic markets.  While it is possible that the Master Fund could be opposite another account managed by the Advisor on the same trade, this would generally be outside of the Advisor’s control.

Were the Master Fund to engage in any over-the-counter transactions, such as certain swaps transactions, its counterparty may be its affiliate, UBS AG, but its counterparty will not be another client of the Advisor.  The Initial Form 10 describes the potential conflicts and risks that may arise in these over-the-counter transactions in “Item. 2 Financial Information- Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Item 2. Financial Information

a) Selected Financial Data, page 32

Comment No. 6:                             We note that you have presented various line items in the selected financial data that are not consistent with the line items disclosed in your Statement of Operations. Please tell us your basis for disclosing these line items and clarify how each total reconciles to your Statement of Operations, or revise. To the extent you disclose any non-GAAP measures, please comply with Item 10(e) of Regulation S-K.

Response:                                                                The selected financial data provided in the Amendment is consistent with the items disclosed in the Statement of Operations.

b) Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

Comment No. 7:                             We note that you may occasionally accept physical delivery of a commodity. Please explain how you will take delivery of such commodity and your expectations of taking physical delivery. Also, tell us and disclose your accounting policy for physical commodities.

Response:                                                                While certain futures contracts, by their terms, specifically call for physical delivery of the underlying commodity (as opposed to cash settlement of the contract), the possibility that the Fund would ever take physical delivery of a commodity is remote.  Whether a futures contract settles in cash or by physical delivery of the underlying commodity is dictated by the terms of each contract.  Most financial futures (e.g., the S&P 500 futures contracts) are cash settled.  Many futures contracts on physical commodities (e.g., crude oil, cocoa and cotton) mandate that settlement will occur via physical delivery of the commodity.  It is consistently estimated that roughly 98% of futures contracts are liquidated by the trader entering into an offsetting contract that closes out the original position.  Should a contract result in physical settlement, the settlement will occur in the manner agreed upon in the relevant contract and the Fund would be responsible for the cost of insurance, transportation and storage (for however brief a period as that may be) in accordance with United States generally accepted accounting principles (“U.S. GAAP”).  The Fund’s LLC agreement, which was attached as Exhibit 3.3 to the Initial Form 10, recognizes the potential added short term costs associated with satisfying the terms of futures contracts which require physical delivery and allows for the use of short-term borrowings only in such a situation.  The Fund’s LLC agreement is provided to each investor prior to purchase.  We note that the LLC agreement provides that the Fund’s books and records will be maintained in accordance with U.S. GAAP.  We note further that CFTC Rule 4.22 requires that the financial statements of both the Fund (and the Master Fund) be prepared pursuant to U.S. GAAP.  Accordingly, Sydling does not believe it necessary to include additional disclosure.

Comment No. 8:                             Please discuss in greater detail the fees and expenses paid by the Fund and Master Fund.

Response:                                                                The fees and expenses paid by the Fund are explained in detail in the Initial Form 10 “Item 1. Business.”  The disclosure in Item 1 includes a table that charts the required trading income the Fund would need in order to break-even when factoring in the fees and expenses paid by the Fund and Master Fund.

The Fund pays a management fee equal to 1/12 of 1.5% (1.5% per year) of adjusted month-end net assets to Winton.  Adjusted net assets are month end “net assets” increased by the current month’s incentive fee accrual, management fee, the administrative fee and any redemptions or distributions at the end of such month.  Additionally, the Fund pays Winton a quarterly incentive fee equal to 20% of new trading profits earned during each calendar quarter.  New trading profits are the excess, if any, of net assets managed by Winton at the end of each quarter over the higher of (i) net assets allocated to Winton at the date trading commenced, or (ii) net assets managed by Winton at the end of the highest previous quarter.  The Fund pays Sydling a monthly administrative fee equal to 0.5% per year of the adjusted month-end net assets.  The Fund pays ongoing legal, accounting, filing and reporting fees as well as the expenses of the ongoing offering of units and any extraordinary expenses incurred.  The Fund incurred approximately $182,000 in initial offering and organizational expenses, which were paid by UBS Financial Services.  The Fund is reimbursing those expenses in twenty four (24) monthly installments.  The Master Fund pays UBS Securities a monthly brokerage fee equal to 3.5% per year of Fund’s capital account.

Comment No. 9:                             Please amend your filing to provide a more detailed discussion of your results of operations. We note that it is currently very general and provides no quantification by sector or discussion of income statement line items. We may have further comment.

Response:                                                                A more detailed discussion of the results of operations has been added in the Amendment.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 45

Comment No. 10:                      Please revise your beneficial ownership tables to also provide the addresses of the beneficial owners. Please refer to Item 403 of Regulation S-K.

Response:                                                                The table disclosing beneficial owners included in the Initial Form 10  has been revised in the Amendment to include the addresses of beneficial owners in accordance with Item 403 of Regulation S-K.

Comment No. 11:                      Please revise your disclosure to identify the natural persons that control the dispositive power associated with the units owned by Platinum Business Investment Co. Ltd, Blue Horizon Ltd and Zoltan Cendes.

Response:                                                                The table disclosing certain beneficial owners included in the Initial Form 10 has been revised in the Amendment to disclose the natural person that controls the dispositive power of each such beneficial owner.

Item 11. Description of Registrant’s Securities to be Registered, page 55

Comment No. 12:                      If member redemptions are dependent on your ability to withdraw funds from the Master Fund, please revise to discuss that process.

Response:                                                                Pursuant to the Master Fund’s governing documents, an investor in the Master Fund, such as the Registrant, may redeem all or part of its investment in the Master Fund as of the last day of any month or at any other time which Sydling may allow, upon at least 10 days’ notice, or upon such shorter notice at the discretion of Sydling.  Although member redemptions from the Registrant are technically dependent on the Registrant’s ability to redeem funds from the Master Fund, it is unlikely that there would be a situation in which redemptions from the Registrant were permitted but redemptions from the Master Fund were not, since Sydling generally controls redemptions both at the Registrant level and at the Master Fund level.  Further, given the liquid nature of the instruments traded, it would be unusual for the Registrant or the Master Fund to restrict redemptions.  Therefore, while it is true that if the Registrant were unable to redeem from the Master Fund, the Registrant would be unable to honor redemptions, Sydling believes that the risk that the Registrant will be unable to redeem from the Master Fund is remote, whether or not other feeder funds have invested in the Master Fund.  Thus, Sydling believes that there is not a material risk that the Registrant will be unable to honor redemptions.  Accordingly, Sydling does not believe revision is necessary.

Exhibit 99.1

Sydling WNT Master Fund LLC

Notes to Financial Statements

3. Significant Accounting Policies

Comment No. 13:                      Please expand your disclosure to clearly state your accounting policies for organization and offering costs.

Response:                                                                The Master Fund’s organizational expenses were initially paid by UBS Financial Services, Inc. and were reimbursed in their entirety during the Master Fund’s first month of trading operations.  As the Master Fund’s organizational expenses were not amortized, Sydling does not believe it necessary to include additional disclosure regarding the Master Fund’s accounting policies for organizational expenses.  The full amount of organizational expenses was listed as an expense in the Master Fund’s Statements of Operations for the period from February 19, 2013 (commencement of trading operations) through December 31, 2013.

As noted in “Item 1. Business.” of the Initial Form 10, the Fund pursues its objective by investing substantially all of its assets in the Master Fund.  In exchange for the contribution of the Fund’s assets, the Master Fund issues units to the Fund. The Master Fund does not otherwise offer units at this time.  Thus, there are no ongoing offering expenses incurred by the Master Fund.  Accordingly, Sydling does not believe it necessary to include additional disclosure regarding the Master Fund’s accounting policies for ongoing offering expenses.

c. Fair Value Measurements

Comment No. 14:                      Please expand your disclosure to clarify whether you use the trade date to record purchases and sales of futures contracts. Also, tell us the accounting literature you relied upon to determine your accounting policy.

Response:                                                                The Master Fund uses the trade date to record purchases and sales of futures contracts.  Disclosure to this affect will be included in future filings.

Sydling has engaged an independent registered certified public accounting firm, to serve as the Master Fund’s independent accountant and auditor.  The Master Fund’s accounting policy was determined in consultation with the Master Fund’s auditor.  As indicated above, CFTC rules require a CPO, such as Sydling, to employ U.S. GAAP in preparing the books and records of commodity pools, such as the Fund and Master Fund.

*  *  *  *

A copy of the Registrant’s “Tandy” letter is included with the filing.  Should you have any questions, please do not hesitate to contact the undersigned at (212) 728-8931 or Rita M. Molesworth of this office at (212) 728-8727.

Sincerely,

/s/ John Cronin
John Cronin, Esq.
Willkie Farr & Gallagher LLP

cc:                                Jerry Pascucci, Sydling Futures Management LLC

Jennifer Magro, Sydling Futures Management LLC

Rita M. Molesworth, Esq., Willkie Farr & Gallagher LLP

Sydling Futures Management LLC
1285 Avenue of the Americas - 13th Floor
New York, New York 10019

September 2, 2014

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:                    Ms. Jessica Barberich

Re:                            Cavendish Futures Fund LLC

Registration Statement on Form 10-12G

Securities Exchange Act File No. 000-55213

Ladies and Gentlemen:

Pursuant to your comment letter dated June 25, 2014, Cavendish Futures Fund LLC (the “Registrant”) acknowledges that:

•              the adequacy and accuracy of the disclosure in its Form 10-12G is the responsibility of the Registrant;

•              Securities and Exchange Commission (the “Commission”) staff (“Staff”) comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registrant’s Form 10-12G; and

•              the Registrant represents that it will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *  *

Please feel free to call the undersigned at (212) 713-2000 with any questions.

Very truly yours,

/s/ Jennifer Magro
Jerry Pascucci
Chief Financial Officer and Director
Sydling Futures Management LLC

cc:                                Jerry Pascucci, Sydling Futures Management LLC

Rita M. Molesworth, Esq., Willkie Farr & Gallagher LLP

John Cronin, Esq., Willkie Farr & Gallagher LLP